

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 7, 2009

Mr. Roland Bryan
Chairman of the Board and Chief Executive Officer
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, CA 93101

      **RE:    MachineTalker, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed July 15, 2009, November 10, 2009, December 3, 2009 and December 7,
            2009
            Form 10-Q for the Quarterly Periods Ended March 31, 2009 and June
             30, 2009
            Filed September 10, 2009 and September 24, 2009
            File No. 000-49805**

Dear Mr. Bryan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director